SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     RYANAIR REPORTS Q3 NET LOSS OF €96M AS OMICRON
SEVERELY DAMAGES PEAK CHRISTMAS & NEW YEAR BOOKINGS AND FARES

Ryanair Holdings today (31 Jan.) reported a Q3 net loss of €96m, compared to a PY Q3 loss of €321m.  During this 3-month period:

Q3	31 Dec. 2020	31 Dec. 2021	Change
Customers	8.1m	31.1m	+286%
Load Factor	70%	84%	+14pts
Revenue	€0.34bn	€1.47bn	+331%
Op. Costs	€0.67bn	€1.59bn	+136%
Net Loss	(€321m)	(€96m)	n/m

●        Ryanair's CDP[1] climate protection rating improved from "B-" to "B".
●        Q3 traffic rebounded strongly by 286% from 8.1m to 31.1m.
●        Close in bookings and yields in Dec./Jan. badly damaged by Omicron restrictions.
●        UK CCFF £600m loan was repaid in Oct. (5 months early).
●        41 B737-8200 "Gamechangers" delivered up to 31 Dec.
●        720 new routes & 15 new bases were announced for FY22/FY23.
●        Fuel hedged well below spot prices (Q4 100%; FY23: H1 80% & H2 70%).
●        S.22 capacity on sale at 114% of S.19 (pre-Covid).
●        5-year growth accelerates to 225m guests p.a. by FY26 (prev. 200m p.a.).

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"Every passenger who switches to Ryanair from legacy airlines cuts their CO₂ emissions by up to 50% per flight.  Over the next 5-years our traffic will grow by 50% to 225m p.a.  This growth will be delivered on a fleet of new B737 "Gamechanger" aircraft, which offer 4% more seats, but burn 16% less fuel and reduce noise emissions by 40%.

Our work with the EU, fuel suppliers, and aircraft manufacturers to accelerate sustainable aviation fuel (SAF) supply continues, in partnership with Trinity College Dublin.  Ryanair hopes to power 12.5% of our flights using SAF by 2030.  Ryanair aims to cut CO₂ per passenger/km by 10% to less than 60 grams by 2030.  We are working with A4E and the EU Commission to accelerate reform of the Single European Sky, to minimise ATC inefficiency and delays which will significantly lower fuel consumption, CO₂ emissions and flight delays.

In Q3 Ryanair published our "Aviation with Purpose" sustainability report highlighting ambitious environmental and social targets over the coming years and mapping out Ryanair's path to net carbon zero by 2050.  Our environmental strategy, and progress to date, enabled CDP to upgrade Ryanair's climate protection rating to B from B- in Dec. 2021.  This is a significant advance towards our goal of an independent climate "A" rating within the next 2 years.

SOCIAL:
Our 5-year growth plan will create over 6,000 new well paid jobs for highly trained pilots, cabin crew and engineers all over Europe.  Last Oct. Ryanair invested €50m in a cutting-edge Aviation Skills Training Centre in Dublin and we plan to invest over €100m in 2 more, high skills, training centres (one possibly in Spain/Portugal and one in CEE) during this period.  To facilitate this growth, Ryanair recently ordered up to 8 CAE full flight simulators (at a value of over $80m).  The first of these new sims delivers in FY23.

Following the success of our first Customer Panel meeting in Sept., the Panel will meet again in Madrid in the Spring.   We have implemented many of these customer suggestions, including a Day of Travel service in the Ryanair App to assist customers with live updates through every step of their Ryanair journey, a new Ryanair wallet for speedy refunds and an online self-service hub.  Our unbending commitment to delivering our customers the lowest fares, the most on-time flights, an industry lowest CO₂ emissions and friendly customer service has seen Ryanair record its highest ever customer satisfaction ("CSAT") score of 89% in Q3.  Our on-time performance in the 3rd quarter, including the busy Christmas/ New Year period, was excellent with almost 90% of all Ryanair flights arriving in "on-time".

COVID-19 - RECOVERY:
We delivered a strong traffic rebound in Q2 (Sept. quarter) following the successful rollout of the EU Digital Covid Certificates ("DCC") in July, and the relaxation of EU travel restrictions. Q3 got off to a good start with strong bookings for the Oct. mid-term break, and less confusion (in Oct.) about the UK Govt.'s absurd 'traffic light' system.  Ryanair's load active/yield passive recovery strategy saw Oct. traffic rise to 11.3m (84% load factor).  Our Nov. load factor improved to 86% (10.2m guests), albeit at lower fares.  The sudden emergence of the Omicron variant (late Nov.), and the media hysteria it generated in Dec., forced many European Govts. to reimpose travel restrictions in the run-up to Christmas, which significantly weakened peak (close-in) Christmas & New Year bookings and fares.  As a result, Dec. traffic slowed to just 9.5m (with a lower 81% load factor), well behind the expected target of 11m guests.  Jan. capacity was cut by 33% on 22 Dec. which lowered the Jan. traffic target from 10m to between 6m-7m customers.  We hope that the rollout of booster vaccines across Europe in recent weeks, and growing evidence that Omicron is less virulent than other variants, will enable EU Govts. to remove travel restrictions and restore consumer confidence in inter EU air travel well in advance of Easter and peak S.22.

The Covid-19 crisis accelerated the collapse of many European airlines including Flybe, Norwegian, Germanwings, Level, Stobart and led to material capacity cuts at many others including Alitalia, TAP, LOT, SAS, etc.  The tsunami of State Aid from EU Govts. to their insolvent flag carriers (Alitalia, Air France/KLM, Iberia, LOT, Lufthansa, SAS, TAP and others) will distort EU competition and prop up high cost, inefficient, flag carriers for some years.  Ryanair was one of very few airlines during the Covid crisis to place significant new aircraft orders, to expand our airport partnerships and to secure lower operating costs so that we can pass on even lower fares on many new routes during the post Covid recovery.  Together with our airport partners, we are leading Europe's traffic recovery and we plan to deliver accelerated traffic growth and jobs over the next 5 years.

GROWTH:
Over the past 9 months our Route Development team continued to work with like-minded airport partners to negotiate lower airport costs, recovery incentives and growth deals.  In addition to 15 new bases (Agadir, Billund, Chania, Corfu, Cork, Madeira, Newcastle, Nuremberg, Riga, Stockholm, Venice (Marco-Polo), Venice (Treviso), Turin, Zadar & Zagreb), 720 new routes were announced and low-cost long term growth deals were extended in Stansted (to 2028), Bergamo (2028), Manchester (2028), East Midlands (2028) and Charleroi (2030).  Our Group has doubled its capacity in Rome (FCO), Lisbon, Vienna and we will base a record 33 aircraft in Dublin for S.22.  Regrettably, our 5 aircraft base at Frankfurt Main will close in Mar. as Frankfurt's price increases rendered it unable to compete with the many low cost airports across Europe and Germany (Nuremberg) seeking to accelerate traffic recovery and growth.

Up to the end of Q3, Ryanair has taken delivery of 41 B737-8200 "Gamechanger" aircraft and we hope to have over 65 new aircraft in our fleet for peak S.22 when our capacity will be approx. 114% of S.19 (pre-Covid) levels.  These Gamechangers widen the cost gap between Ryanair and all other European airlines for the next decade.  Their operational reliability, fuel consumption and CO₂ emissions have so far exceeded guidelines, with universally positive passenger and crew feedback.  Based on our 210 order book and available fleet capacity, the Ryanair Group plan to accelerate traffic growth over the next 5 years.  From a pre-Covid annual traffic of 149m, we now expect to grow by 50% to over 225m guests p.a. by FY26 (previously 33% growth to 200m p.a.).

Q3 FY22 BUSINESS REVIEW:

Revenue & Costs
Q3 scheduled revenues increased 345% to €0.79bn as traffic recovered strongly from 8.1m to 31.1m guests (at an 84% load factor). Despite a strong start to Q3, especially the school's mid-term break in Oct., the Omicron variant, and return of travel restrictions in early Dec., significantly damaged (higher yielding) close-in Christmas & New Year bookings.  Ave. fares in Q3 were just €25 (down 24% on the same quarter pre Covid).  Ancillary revenue delivered a solid performance, generating €22 per passenger (+8%), as guests choose priority boarding and reserved seating.  Total revenues increased by over 330% to €1.47bn in Q3.

While sectors more than doubled (+220%) and traffic rose 286%, operating costs increased by just 136% to €1.59bn, driven primarily by lower variable costs such as airport & handling, route charges and improved fuel burn as more Gamechangers enter the fleet (offset by the higher cost of jet fuel).  Lower costs, coupled with rising load factors, saw unit cost per passenger in Q3 (ex-fuel) reduce to €32, an excellent performance.

Our fuel requirements are almost fully hedged for Q4 FY22 (over 60% jet swaps at $580 per metric tonne, with caps hedging the balance at $750).  H1 FY23 is 80% hedged (60% jet swaps at $620 and 20% caps at $715) and H2 FY23 is 70% hedged at $640.  Carbon credits are fully hedged for FY22 and 80% hedged for FY23 at €24 and €45 per EUA respectively (well below the current spot price of c.€85).  Ryanair's very strong and sensible hedging policy will deliver significant savings for all our customers and shareholders at a time when many airline competitors have unwisely reduced or abandoned sensible hedging strategies.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with a BBB (stable) credit rating (S&P and Fitch), almost €3bn cash (at 31 Dec.) and 90% of our B737 fleet unencumbered. In Oct. the Group repaid its UK CCFF £600m loan 5 months early.  During the Covid crisis, net debt has risen to over €2bn.  We plan to reduce this net debt to zero as quickly as possible over the next 2 years.  Strong operating cashflows, offset by €0.8bn capex (mainly Gamechanger deliveries and aircraft deposits), drove a slight reduction in net debt to €2.1bn at 31 Dec. (31 Mar.: €2.3bn).    The strength of Ryanair's balance sheet ensures that the Group is well poised to capitalise rapidly on the many growth opportunities that exist in Europe into the post Covid-19 recovery in 2022 and 2023.

OUTLOOK:
The outlook for pricing and yields for the remainder of FY22 is hugely uncertain.  As announced on 22 Dec., our Jan. capacity was cut by 33% (reducing traffic from approx. 10m to between 6m-7m). While recent bookings have improved, following easing of travel restrictions, the booking curve remains very late and close-in, so Q4 traffic requires significant price stimulation at lower prices to quickly recover load factors which suffered steep declines due to the Omicron collapse in bookings over the Christmas/New Year period.  Ryanair's full year traffic forecast remains unchanged at 'just under' 100m passengers, but due to Covid uncertainty the FY22 net loss guidance remains within a wider than normal range of €250m to €450m.  This outturn is hugely sensitive to any further positive or negative Covid news flow and so we would caution all shareholders to expect further Covid disruptions before we here in Europe and the rest of the world can finally declare that the Covid crisis is behind us."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333
Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 149m guests p.a. (pre Covid-19) on more than 2,500 daily flights from 90 bases, the Group connects over 230 destinations in 37 countries on a fleet of 484 aircraft, with a further 169 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 225m p.a. over the next 5 years. Ryanair has a team of 18,500 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 36-year safety record. Ryanair is Europe's greenest, cleanest, airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2021 (unaudited)

		At Dec 31,	At Mar 31,
		2021	2021
	Note	€M	€M
Non-current assets
Property, plant and equipment	9	8,749.3	8,361.1
Right of use assets		147.2	188.2
Intangible assets		146.4	146.4
Derivative financial instruments	11	198.9	111.3
Deferred tax		12.2	14.0
Other assets		59.8	48.7
Total non-current assets		9,313.8	8,869.7

Current assets
Inventories		4.0	3.6
Other assets		328.3	179.8
Assets held for sale	9	40.9	-
Trade receivables	11	20.6	18.6
Derivative financial instruments	11	450.3	106.0
Restricted cash	11	22.7	34.1
Financial assets: cash > 3 months	11	-	465.5
Cash and cash equivalents	11	2,957.6	2,650.7
Total current assets		3,824.4	3,458.3

Total assets		13,138.2	12,328.0

Current liabilities
Provisions		6.6	10.3
Trade payables	11	663.3	336.0
Accrued expenses and other liabilities		1,779.2	1,274.9
Current lease liability		54.2	52.5
Current maturities of debt	11	379.5	1,725.9
Derivative financial instruments	11	41.2	79.2
Current tax		56.5	48.1
Total current liabilities		2,980.5	3,526.9

Non-current liabilities
Provisions		69.2	47.4
Derivative financial instruments	11	-	6.4
Deferred tax		232.1	272.4
Trade payables	11	239.6	179.9
Non-current lease liability		92.2	130.6
Non-current maturities of debt	11	4,596.1	3,517.8
Total non-current liabilities		5,229.2	4,154.5

Shareholders' equity
Issued share capital		6.8	6.7
Share premium account	12	1,199.1	1,161.6
Retained earnings		3,095.7	3,232.3
Other undenominated capital		3.5	3.5
Other reserves		623.4	242.5
Shareholders' equity		4,928.5	4,646.6

Total liabilities and shareholders' equity		13,138.2	12,328.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter ended December 31, 2021 (unaudited)

		IFRS	IFRS
		Q3 Dec 31,	Q3 Dec 31,
	Change	2021	2020
	%	€M	€M
Operating revenues
Scheduled revenues	+345%	788.1	177.3
Ancillary revenues	+316%	681.8	163.9
Total operating revenues	+331%	1,469.9	341.2

Operating expenses
Fuel and oil	-292%	596.9	152.4
Airport and handling charges	-197%	250.6	84.4
Depreciation	-35%	193.6	142.9
Staff costs	-49%	193.0	129.1
Route charges	-205%	169.7	55.7
Marketing, distribution and other	-124%	114.0	51.0
Maintenance, materials and repairs	-21%	68.6	56.7
Aircraft rentals	+86%	0.2	1.4
Total operating expenses	-136%	1,586.6	673.6

Operating (loss)		(116.7)	(332.4)

Other income/(expense)
Net finance (expense)		(24.0)	(12.4)
Foreign exchange translation/hedge ineffectiveness		7.9	(17.7)
Total other (expense)	+47%	(16.1)	(30.1)

(Loss) before tax		(132.8)	(362.5)
Tax credit on (loss)		37.0	41.7
(Loss) for the quarter - all attributable to equity holders of parent		(95.8)	(320.8)

(Loss) per ordinary share (€)
Basic		(0.0847)	(0.2849)
Diluted		(0.0847)	(0.2849)
Weighted avg. no. of ord. shares (in Ms)
Basic		1,131.3	1,126.2
Diluted		1,131.3	1,126.2

*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2021 (unaudited)

			IFRS	IFRS
			Nine months Ended	Nine months Ended
			Dec 31,	Dec 31,
		Change	2021	2020
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+113%	2,061.4	968.1
Ancillary revenues		+185%	1,563.4	549.3
Total operating revenues		+139%	3,624.8	1,517.4

Operating expenses
Fuel and oil		-164%	1,310.0	495.4
Airport and handling charges		-131%	587.5	254.1
Depreciation		-21%	529.8	439.4
Staff costs		-36%	496.1	363.7
Route charges		-134%	399.7	171.0
Marketing, distribution and other		-79%	282.3	157.4
Maintenance, materials and repairs		-34%	186.4	139.3
Aircraft rentals		+97%	0.2	6.2
Total operating expenses		-87%	3,792.0	2,026.5

Operating (Loss)			(167.2)	(509.1)

Other income/(expense)
Net finance (expense)			(68.7)	(27.8)
Foreign exchange translation/hedge ineffectiveness			3.2	(257.9)
Total other (expense)		+77%	(65.5)	(285.7)

(Loss) before tax			(232.7)	(794.8)
Tax credit on (loss)	4		89.3	63.5
(Loss) for the nine months - all attributable to equity holders of parent			(143.4)	(731.3)

(Loss) per ordinary share (€)
Basic			(0.1270)	(0.6619)
Diluted			(0.1270)	(0.6619)
Weighted avg. no. of ord. shares (in Ms)
Basic			1,129.4	1,104.8
Diluted			1,129.4	1,104.8

*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended
December 31, 2021 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2021	2020
	€M	€M

(Loss) for the quarter	(95.8)	(320.8)

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	55.7	134.6

Other comprehensive income for the quarter, net of income tax	55.7	134.6
Total comprehensive (loss) for the quarter - all attributable to equity holders of parent	(40.1)	(186.2)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended
December 31, 2021 (unaudited)

	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2021	2020
	€M	€M

(Loss) for the nine months	(143.4)	(731.3)

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	380.0	68.0

Other comprehensive income for the nine months, net of income tax	380.0	68.0
Total comprehensive income/(loss) for the nine months - all attributable to equity holders of parent	236.6	(663.3)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2021 (unaudited)

		Nine months	Nine months
		Ended	Ended
		Dec 31,	Dec 31,
		2021	2020

	Note	€M	€M
Operating activities
(Loss) after tax		(143.4)	(731.3)

Adjustments to reconcile (loss) after tax to net cash from operating activities
Depreciation		529.8	439.4
Increase in inventories		(0.4)	(0.3)
Tax (credit) on (loss)		(89.3)	(63.5)
Share-based payments	5	7.7	3.1
(Increase)/decrease in trade receivables		(2.0)	31.7
(Increase)/decrease in other assets		(165.5)	44.9
Increase/(decrease) in trade payables		253.2	(268.8)
Increase/(decrease) in accrued expenses		512.6	(1,309.7)
Increase/(decrease) in provisions		18.1	(32.7)
Decrease/(increase) in finance income		-	6.7
(Increase) in finance expense		(24.2)	(25.4)
Hedge ineffectiveness/foreign exchange		-	(230.1)
Income tax refunded		10.0	81.4
Net cash inflow/(outflow) from operating activities		906.6	(2,054.6)

Investing activities
Capital expenditure - purchase of property, plant and equipment	9	(783.4)	(248.9)
Disposal proceeds	9	69.3	112.0
Supplier reimbursements		113.9	250.9
Decrease in restricted cash		11.4	0.3
Decrease in financial assets: cash > 3 months		465.5	158.9
Net cash (used in)/from investing activities		(123.3)	273.2

Financing activities
Net proceeds from shares issued	12	37.6	417.1
Finance raised		1,192.0	1,533.4
Repayments of long term borrowings		(1,677.5)	(171.9)
Lease liabilities paid		(39.7)	(61.2)
Net cash (used in)/from financing activities		(487.6)	1,717.4

Increase/(decrease) in cash and cash equivalents		295.7	(64.0)
Net foreign exchange differences		11.2	(94.7)
Cash and cash equivalents at beginning of the period		2,650.7	2,566.4
Cash and cash equivalents at end of the period		2,957.6	2,407.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2021 (unaudited)

		Issued	Share		Other	Other
	Ordinary	Share	Premium	Retained	Undenom.	Reserves	Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Adj. balance at April 01, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the nine months	-	-	-	(731.3)	-	-	-	(731.3)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	68.0	-	68.0
Total other comprehensive income	-	-	-	-	-	68.0	-	68.0
Total comprehensive income	-	-	-	(731.3)	-	68.0	-	(663.3)
Transactions with owners of theCompany recognized directly in equity
Issue of ordinary equity shares	38.3	0.2	419.2	(2.3)	-	-	-	417.1
Share-based payments	-	-	-	-	-	-	3.1	3.1
Transfer of exercised and share based awards	-	-	-	3.9	-	-	(3.9)	-
Balance at December 31, 2020	1,127.5	6.7	1,157.7	3,515.3	3.5	(43.3)	31.5	4,671.4
Loss for the three months	-	-	-	(283.0)	-	-	-	(283.0)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	254.6	-	254.6
Total other comprehensive income	-	-	-	-	-	254.6	-	254.6
Total comprehensive income	-	-	-	(283.0)	-	254.6	-	(28.4)
Transactions with owners of theCompany recognized directly in equity
Issue of ordinary equity shares	0.6	-	3.9	-	-	-	-	3.9
Transfer of exercised and share based awards	-	-	-	-	-	-	(0.3)	(0.3)
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the nine months	-	-	-	(143.4)	-	-	-	(143.4)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	380.0	-	380.0
Total other comprehensive income	-	-	-	-	-	380.0	-	380.0
Total comprehensive income	-	-	-	(143.4)	-	380.0	-	236.6
Transactions with owners of theCompany recognized directly in equity
Issue of ordinary equity shares	5.0	0.1	37.5	-	-	-	-	37.6
Share-based payments	-	-	-	-	-	-	7.7	7.7
Transfer of exercised and expired share based awards	-	-	-	6.8	-	-	(6.8)	-
Balance at December 31, 2021	1,133.1	6.8	1,199.1	3,095.7	3.5	591.3	32.1	4,928.5

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended December 31, 2021

Introduction
As a result of European Government's Covid-19 travel restrictions/lockdowns during the prior period comparative (quarter ended December 31, 2020), the Group experienced a significant reduction in traffic. In the quarter ended December 31, 2021 traffic increased by 286% to 31.1M. The Omicron variant, and return of travel restrictions in early December, significantly weakened (higher yielding) close-in Christmas and New Year bookings. The following discussion should be read in that context.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 345% to €788.1M due to a 286% increase in traffic (from 8.1M to 31.1M) and a 15% increase in average fares to €25.

Ancillary revenues:
Ancillary revenues increased to €681.8M due to a 286% rebound in traffic and a solid performance in priority boarding and reserved seating.

Total Revenue:
As a result of the above, total revenues increased by 331% to €1,469.9M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by €444.5M (+292%) to €596.9M due to a 220% increase in sectors flown and higher jet fuel prices offset by fuel burn savings on the new B737-8200s.

Airport and handling charges:
Airport and handling charges rose by €166.2M (+197%) to €250.6M, below the 220% increase in sectors and 286% increase in traffic.

Depreciation:
Depreciation increased by 35% to €193.6M, primarily due to higher amortisation resulting from increased aircraft utilisation and the 41 new B737-8200 aircraft in the fleet.

Staff costs:
Staff costs increased by 49% to €193.0M due to higher sectors.

Route charges:
Route charges increased by 205% to €169.7M, due to a 220% increase in sectors flown.

Marketing, distribution and other:
Marketing, distribution and other rose by 124% to €114.0M due to higher activity in the period, offset by cost savings.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 21% to €68.6M due to higher aircraft utilisation.

Other expense:
Net finance expenses increased by €11.6M to €24.0M due to higher negative interest rates on euro deposits. The impact of negative deposit interest rates was managed by reducing the duration of term deposits.

MD&A Nine Months Ended December 31, 2021

Introduction
The Ryanair Group's fleet was effectively grounded due to European Governments travel restrictions/ lockdowns for much of the prior period comparative (nine months ended December 31, 2020).  Sectors (up 137%) and traffic (+179%) are therefore significantly higher in the nine months ended December 31, 2021 (although still below pre Covid-19 levels) and the following discussion should be read in that context.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 113% to €2,061.4M due to a 179% increase in traffic, from 25.2M to 70.2M. While traffic increased significantly, the delayed relaxation of Government travel restrictions across Europe until July 2021 (and the reintroduction of restrictions in December due to the Omicron variant) meant that fares required significant price stimulation, with average fares down 24% at just €29.

Ancillary revenues:
Ancillary revenues increased to €1,563.4M due to a 179% rebound in traffic and a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 139% to €3,624.8M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by €814.6M (+164%) to €1,310.0M due to a 137% increase in sectors flown and higher jet fuel prices offset by fuel burn savings on the new B737-8200s.

Airport and handling charges:
Airport and handling charges rose by €333.4M (+131%) to €587.5M below the 137% increase in sectors and a 179% increase in traffic.

Depreciation:
Depreciation increased by 21% to €529.8M, primarily due to higher amortisation resulting from increased aircraft utilisation and the delivery of 41 new B737-8200 aircraft in the period.

Staff costs:
Staff costs increased by 36% to €496.1M due to higher sectors.

Route charges:
Route charges increased by 134% to €399.7M, broadly in line with higher sectors.

Marketing, distribution and other:
Marketing, distribution and other rose by 79% to €282.3M due to higher activity in the period, offset by cost savings.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 34% to €186.4M due to higher aircraft utilisation and the handback of leased aircraft in the period.

Other expense:
Net finance expenses increased by €40.9M to €68.7M due to higher average gross debt in the period and negative interest rates on euro deposits. The impact of negative deposit interest rates was managed by reducing the duration of term deposits.

Balance sheet:
Gross cash decreased by €0.17BN to €2.98BN at December 31, 2021.
Gross debt fell by €0.30BN to €5.12BN primarily due to €1.68BN debt repayments offset by a €1.2BN bond issuance in May 2021.

Net debt was €2.14BN at December 31, 2021, down from €2.28BN at March 31, 2021.

Increased activity in the nine month period (including a 137% increase in sectors and 179% rise in traffic), and higher forward bookings (unearned revenue) led to significant movements in Other Assets (+€0.16BN), Trade Payables (+€0.39BN), and Accrued Expenses and Other Liabilities (+€0.51BN).

Shareholders' equity:
Shareholders' equity increased by €0.28BN to €4.93BN in the period primarily due to an IFRS hedge accounting unrealised gain for derivatives of €0.38BN, offset by the €0.14BN net loss.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2021 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●  Principal risks and uncertainties relating to the remaining three months of the year;

●  Related party transactions; and

●  Post balance sheet events.

Results of operations for the nine months ended December 31, 2021 compared to the nine months ended December 31, 2020, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The full extent of the ongoing impact of Covid-19 on the Group's longer-term operational and financial performance will depend on future developments, many of which are outside of the Group's control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group's business partners (particularly Boeing), and future governmental actions, all of which are highly uncertain and cannot be predicted.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

With the exception of Geoff Doherty, who joined the Board in October 2021, details of the members of the Group's Board of Directors are set forth on page 16 of the Group's 2021 annual report.

Related party transactions - Please see note 13.

Post balance sheet events - Please see note 14.

Going concern

The Directors, having made inquiries, including consideration of the possible future financial effects associated with the Covid-19 pandemic, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Group, the continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:
●        The Group's liquidity with almost €3BN cash at December 31, 2021, a €0.14BN reduction in net debt in the first nine months (despite €0.8BN capital expenditure) and the Group's continued focus on cash management;
●        The Group's solid BBB credit ratings combined with a stable outlook (from both S&P and Fitch Ratings);
●        The Group's strong balance sheet position with approximately 90% of its B737 fleet unencumbered;
●        The Group's access to the debt capital markets. In May 2021, the Group raised a €1.2BN, 5-year unsecured, Eurobond at a low coupon of 0.875%;
●        The repayment of the HMT & Bank of England CCFF £600M loan in October means that the Group has no significant debt maturities until March 2023;
●        Ongoing cost reductions across the Group;
●        The widespread rollout of the Covid-19 vaccine and booster program in Europe;
●        Increased bookings;
●        The Group's flexibility to react quickly to improved customer demand following vaccine rollouts and the launch of EU Digital Covid Certificates; and
●        The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2021 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2021 Annual Report for the year ended March 31, 2021, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2021, are available at http://investor.ryanair.com/.

The December 31, 2021 figures and the December 31, 2020 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2021, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the nine months ended December 31, 2021 on January 28, 2022.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2021 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●        Amendments to IFRS 4 Insurance Contracts - Deferral of IFRS 9 (effective on or after January 1, 2021).
●        Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2 (effective on or after January 1, 2021).
●        Amendment to IFRS 16 Leases - Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective on or after April 1, 2021).

The Group has evaluated the extent to which its cashflow hedging relationships are subject to uncertainty driven by IBOR reform as at December 31, 2021. The Group's hedged items and hedging instruments continue to be indexed to EURIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

The calculation methodology of EURIBOR changed during 2020. In July 2020, the Belgian Financial Services and Markets Authority granted authorisation with respect to EURIBOR under the European Union Benchmarks regulation. This allows market participants to continue to use EURIBOR for both existing and new contracts and the Group expects that EURIBOR will continue to exist as a benchmark for the foreseeable future.

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the quarter ended December 31, 2021.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●        Annual Improvements 2018-2020 (effective on or after January 1, 2022).
●        Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts - Cost of Fulfilling a Contract (effective for on or after January 1, 2022).
●        Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (effective on or after January 1, 2022).
●        Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (effective on or after January 1, 2022).
●        Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).*
●        Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).*
●        Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments: Disclosure of Accounting policies (effective on or after January 1, 2023).*
●        Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (effective on or after January 1, 2023).*
●        IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●        Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023)*
*These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At December 31, 2021, a net asset of €299.5M (2020 net liability €263M) was recognised on balance sheet in respect of the Group's jet fuel forward contracts and carbon credits and a net asset of €275.9M (2020 net asset €68M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at December 31, 2021 the Group had entered into forward jet fuel hedging contracts covering approximately 60% of its estimated requirements for fiscal year 2022 and approximately 65% of its estimated requirements for fiscal year 2023. The Group believes these hedges to be effective for hedge accounting purposes.

Long-lived assets - Useful lives, residual values and impairment

At December 31, 2021, the Group had €8,749.3M of property, plant and equipment long-lived assets, of which €8,580.4M were aircraft. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft's residual value is 15% of the current market value of new aircraft, and each aircraft's useful life is determined to be 23 years. For the 41 new Boeing 737-8200 aircraft delivered during the nine-months ended to December 31, 2021, the Group has determined the estimated useful life to be 23 years and estimated residual value to be 15% of its current market value upon delivery.

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax credit for the nine-months ended December 31, 2021 of €89.3M (December 31, 2020: €63.5M) comprises a current tax credit of €2.1M and a deferred tax credit of €87.2M primarily relating to the temporary differences for property, plant and equipment and net operating losses. This consolidated tax credit is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group's operating companies calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates. No significant or unusual tax charges or credits arose during the period. The effective tax rate of approximately 39% for the nine-months ended December 31, 2021 (December 31, 2020: approximately 8%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5.            Share based payments

The terms and conditions of the Group's share-based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €7.7M in the nine months ended December 31, 2021 (December 31, 2020: €3.1M) is the fair value of options granted in prior periods and a conditional share grant under LTIP 2019, in the current period, to over 80 managers across the Group (the Executive and Non-Executive Directors were not included in this LTIP grant). The charge is recognised within the income statement in accordance with employee services rendered. During the nine-months ended December 31, 2021, 5.0M ordinary shares were issued at strike prices between €6.25 and €12.00 per share following the exercise of vested share options.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At December 31, 2021 the Group had an operating fleet of 455 (2020: 428) Boeing 737s and 29 (2020: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. In the nine-months ended December 31, 2021, the Group took delivery of 41 of these aircraft and expects to have over 65 Boeing 737-8200s in the Group fleet ahead of peak Summer 2022. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC. Ryanair DAC and Malta Air are separate reportable segments as they each exceed the applicable quantitative thresholds for reporting purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Nine-Months Ended	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	2,025.3	-	36.1	-	2,061.4
Ancillary revenue	1,563.4	-	-	-	1,563.4
Inter-segment revenue	511.9	504.5	295.0	(1,311.4)	-
Segment revenue	4,100.6	504.5	331.1	(1,311.4)	3,624.8

Reportable segment (loss)/profit after income tax	(156.1)	8.9	3.8	-	(143.4)

Other segment information:
Net Finance Expense	65.9	-	2.8	-	68.7
Depreciation	485.6	-	44.2	-	529.8
Additions	994.7	-	3.5	-	998.2

Segment assets	12,865.9	56.9	215.4	-	13,138.2
Segment liabilities	7,548.0	69.7	592.0	-	8,209.7

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Nine-Months Ended	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
Scheduled revenue	950.9	-	17.2	-	968.1
Ancillary revenue	549.2	-	0.1	-	549.3
Inter-segment revenue	438.1	346.9	142.1	(927.1)	-
Segment revenue	1,938.2	346.9	159.4	(927.1)	1,517.4

Reportable segment (loss) after income tax	(589.9)	(10.2)	(131.2)	-	(731.3)

Other segment information:
Net Finance Expense	24.4	-	3.4	-	27.8
Depreciation	389.4	-	50.0	-	439.4
Additions	(438.4)	-	9.2	-	(429.2)

Segment assets	12,090.7	308.9	282.5	-	12,682.1
Segment liabilities	7,028.8	321.7	660.2	-	8,010.7

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	783.9	-	4.2	-	788.1
Ancillary revenue	681.8	-	-	-	681.8
Inter-segment revenue	179.3	139.2	110.2	(428.7)	-
Segment revenue	1,645.0	139.2	114.4	(428.7)	1,469.9

Reportable segment (loss)/profit after income tax	(75.6)	(20.7)	0.5	-	(95.8)

Other segment information:
Net Finance Expense	23.1	-	0.9	-	24.0
Depreciation	178.2	-	15.4	-	193.6
Additions	441.4	-	1.6	-	443.0

Segment assets	12,865.9	56.9	215.4	-	13,138.2
Segment liabilities	7,548.0	69.7	592.0	-	8,209.7

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
Scheduled revenue	175.5	-	1.8	-	177.3
Ancillary revenue	163.9	-	-	-	163.9
Inter-segment revenue	142.7	117.2	33.0	(292.9)	-
Segment revenue	482.1	117.2	34.8	(292.9)	341.2

Reportable segment (loss) after income tax	(272.0)	(5.7)	(43.1)	-	(320.8)

Other segment information:
Net Finance Expense	11.0	-	1.4	-	12.4
Depreciation	125.2	-	17.7	-	142.9
Additions	(523.7)	-	5.2	-	(518.5)

Segment assets	12,090.7	308.9	282.5	-	12,682.1
Segment liabilities	7,028.8	321.7	660.2	-	8,010.7

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other European countries" includes all other countries in which the Group has operations.

	Nine-Months Ended Dec 31, 2021	Nine-Months Ended Dec 31, 2020	Quarter Ended Dec 31, 2021	Quarter Ended Dec 31, 2020
	€M	€M	€M	€M

Italy	897.7	393.9	360.5	93.8
Spain	666.4	264.5	258.4	61.9
United Kingdom	408.6	143.6	186.0	46.6
Ireland	159.4	35.3	77.2	13.9
Other European countries	1,492.7	680.1	587.8	125.0
Total revenue	3,624.8	1,517.4	1,469.9	341.2

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

9.            Property, plant and equipment

Acquisitions and disposals

During the nine-months ended December 31, 2021, net capital additions amounted to €987.3M principally reflecting aircraft pre-delivery deposits, capitalised maintenance, 41 aircraft deliveries and supplier reimbursements of €114M.

Assets held for sale

In the nine-months ended December 31, 2021 the Group entered into an agreement to sell 10 Boeing 737-800NG aircraft for delivery in fiscal year 2022. 6 of these aircraft were sold in the nine-month period ended December 31, 2021. The remaining 4 aircraft are reflected as segment assets within the Ryanair DAC airline at December 31, 2021 (Note 8).

10.          Government grants and assistance

During the nine-months to December 31, 2021, many European countries in which the Ryanair Group operates continued to make available payroll support schemes. The Ryanair Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €59.9M (2020: €66.0M) and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600M HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at December 31, 2021.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2021 Annual Report. There have been no changes in our risk management policies in the year. While there have been no changes in our risk management policies in the period, the Group has started using jet fuel call options to manage the risk associated with rising fuel prices. These options set a maximum price that the Group will pay for fuel.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●        Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●        Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●        Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●        Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●                    Derivatives - currency forwards, jet fuel swap contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2021 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

●                    Derivatives - jet fuel options: The fair value of aircraft fuel options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended December 31, 2021, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●                    Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2021 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been improvements in business and economic circumstances during the quarter ended December 31, 2021, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	173.3	173.3	109.4	109.4
- Jet fuel & carbon derivative forward contracts	23.3	23.3	-	-
- Interest rate swaps	2.3	2.3	1.9	1.9
	198.9	198.9	111.3	111.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	206.0	206.0	99.5	99.5
- GBP currency swap	-	-	5.4	5.4
- Jet fuel options	25.3	25.3	-	-
- Jet fuel & carbon derivative forward contracts	217.4	217.4	-	-
- Interest rate swaps	1.6	1.6	1.1	1.1
	450.3	450.3	106.0	106.0

Trade receivables*	20.6		18.6
Cash and cash equivalents*	2,957.6		2,650.7
Financial asset: cash > 3 months*	-		465.5
Restricted cash*	22.7		34.1
	3,451.2	450.3	3,274.9	106.0
Total financial assets	3,650.1	649.2	3,386.2	217.3

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	6.4	6.4
	-	-	6.4	6.4
Non-current maturities of debt:
- Long-term debt	960.6	963.5	1,077.5	1,083.2
- Bonds	3,635.5	3,736.7	2,440.3	2,545.5
	4,596.1	4,700.2	3,517.8	3,628.7
Trade payables	239.6	239.6	179.9	179.9
	4,835.7	4,939.8	3,704.1	3,815.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	0.6	0.6	19.8	19.8
- U.S. dollar currency forward contracts	40.6	40.6	59.4	59.4
	41.2	41.2	79.2	79.2
Current maturities of debt:
- Short-term debt	159.6	159.6	875.1	875.1
- Promissory notes	219.9	219.9	-	-
- Bonds	-	-	850.8	852.6
	379.5	379.5	1,725.9	1,727.7
Trade payables*	663.3		336.0
Accrued expenses*	975.0		888.2
	2,059.0	420.7	3,029.3	1,806.9
Total financial liabilities	6,894.7	5,360.5	6,733.4	5,621.9
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Group issued senior, unsecured bonds for €1.2BN in May 2021. The bond has a coupon of 0.875% and a maturity date of June 2026. During the nine-months ended December 31, 2021 the Group repaid the maturing €850M (2014) Eurobond issued at a coupon of 1.875% and repaid the £600M HMT and Bank of England CCFF in full.

During the nine-months ended December 31, 2021, the Group issued promissory notes to the value of €220M with maturity dates of October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

12.          Shareholders equity and shareholder returns

During the nine-months ended December 31, 2021 5.0M ordinary shares were issued at a strike price between €6.25 and €12.00 per share following the exercise of vested options for total proceeds of €37.6M. There were no shareholder returns during the nine-months ended December 31, 2021.

13.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine-months ended December 31, 2021 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2021 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

14.          Post balance sheet events

There were no significant post balance sheet events.

[1] CDP - Carbon Disclosure Project is an independent, non-profit, global environmental reporting organisation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 January, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary